                                                                    EXHIBIT 99.3

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             SECURITY IDENTIFICATION NUMBERS:
                                            PREFERENCE SHARES: 716463 AND 716464



         Preference shareholders in our Company are invited to attend a

                   SPECIAL MEETING OF PREFERENCE SHAREHOLDERS

  at Rosengarten Congress Center, Rosengartenplatz 2, 68161 Mannheim, Germany,

    TUESDAY, JANUARY 18, 2000 AFTER THE EXTRAORDINARY GENERAL MEETING OF THE
                      COMPANY BUT NOT EARLIER THAN 11 A.M.

                                     AGENDA


1. APPROVAL OF THE RESOLUTION OF THE EXTRAORDINARY GENERAL MEETING, JANUARY 18, 2000, AUTHORIZING THE ESTABLISHMENT OF THE SAP AG 2000 LONG TERM INCENTIVE PLAN BY ISSUING CONVERTIBLE BONDS AND/OR STOCK OPTIONS TO THE EXECUTIVE BOARD AND SELECTED MANAGERS AND TOP PERFORMERS, CREATING CONTINGENT CAPITAL AND AMENDING THE ARTICLES OF INCORPORATION.

     The Executive and Supervisory Boards propose that the following resolution be adopted:

     The preference shareholders in a special meeting hereby approve, pursuant to special resolution, the following resolution of the Company's
     General Meeting of January 18, 2000:


                                       (I)

a) Subject to the approval of the Supervisory Board, the Executive Board is authorized to issue not more than 5,000,000 convertible bonds at a par value of euro 3 not later than December 31, 2004 for the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued pursuant to the authorization set forth under (II), exceed 6,250,000. The convertible bonds shall not bear interest. Their term shall not exceed ten years. Each convertible bond having a par value of euro 3 with rights to convert to SAP AG preference shares may carry the right to convert to one SAP AG preference share. The convertible bonds may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers if such SAP Group Companies are affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of article 15 of the German Stock Corporation Act ("Group Companies"). The authorization to issue convertible bonds to members of the SAP AG Executive Board is granted solely to the Supervisory Board. The convertible bonds may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under (b)(1) below, who alone are entitled to exercise the conversion rights.

     The statutory preemption rights of the shareholders are excluded.

b) The following conditions apply to the issue of convertible bonds for the SAP AG 2000 Long Term Incentive Plan:

     (1)  Beneficiaries

          The convertible bonds for the SAP AG 2000 Long Term Incentive Plan may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers. The SAP AG Executive Board will determine the individual beneficiaries and the number of convertible bonds to be offered to each. Where the beneficiaries are members of the SAP AG Executive Board, the SAP AG Supervisory Board alone will determine the individual beneficiaries and the number of convertible bonds to be offered to each and will issue the convertible bonds.
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                                     - 2 -


          The quantities of convertible bonds that may be issued are limited as follows:

          aa) To all members of the SAP AG Executive Board, in total not more than 225,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued to members of the SAP AG Executive Board pursuant to the authorization set forth under (II), exceed 281,250.

          bb) To all members of executive boards of SAP Group Companies in total not more than 850,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by
               1.25 does not, when added to the number of stock options issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under (II), exceed 1,062,500.

          cc) To all selected SAP AG managers and top performers, in total not more than 2,125,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued to selected SAP AG managers and top performers pursuant to the authorization set forth under (II), exceed 2,656,250.

          dd) To all selected SAP Group Company managers and top performers, in total not more than 1,800,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by
               1.25 does not, when added to the number of stock options issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under (II), exceed 2,250,000.

          The issue of convertible bonds to members of the Executive Board will be disclosed each year in the Notes to the Financial Statements in the Annual Report, and the disclosures will include the quantities of convertible bonds issued and the names of the beneficiary members of the Executive Board. The quantities of conversion rights exercised by members of the Executive Board during the fiscal year, together with the conversion prices paid, and the quantities of convertible bonds held by members of the Executive Board at year-end, will similarly be disclosed.

     (2)  Conversion rights

          The holders of convertible bonds are entitled to exchange their bonds for non-voting bearer SAP AG preference shares. These shares carry the same rights under the Articles of Incorporation as other preference shares previously issued. Each convertible bond having a par value of euro 3 entitles its holder to purchase one SAP AG preference share. The new preference shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion right was exercised. The conditions of the conversion program may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company rather than new shares pursuant to the Contingent Capital. All decisions concerning the issue of shares acquired by the Company to beneficiaries who are members of the SAP AG Executive Board will be made solely by the Supervisory Board.

     (3)  Times of issue

          The convertible bonds will be issued in not fewer than three annual tranches, and not more than 50% of the total quantity to be issued will be included in any single tranche. Convertible bonds will not be issued between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 in any year and the day of the SAP Annual General Meeting (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.


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                                     - 3 -
     (4)  Conversion times

          Beneficiaries may not convert their bonds until a freeze period has elapsed. The freeze period for 33% of a beneficiary's conversion rights ends two years after issue of the bonds (i.e. the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.). The freeze period for the next 33% ends three years after issue of the bonds, and the freeze period for the balance ends four years after issue of the bonds. Conversion rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 in any year and the day of the SAP Annual General Meeting (inclusive).

     (5)  Conversion price and additional cash payment

          The conversion price for an SAP AG preference share shall equal the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to issue of the convertible bond (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). When beneficiaries exercise their conversion rights, they will make an additional payment for each share equal to the amount by which the conversion price of the share exceeds the par value of the converted convertible bond. The conversion price will be not less than the lowest issue price within the meaning of article 9 (1) of the German Stock Corporation Act.

          The conditions of the conversion program may provide that if, during the term of the convertible bonds, the capital stock of SAP AG is increased by the issue of new shares or sale of shares owned by the Company, and holders of preference shares are granted subscription rights with respect thereto, or bonds with conversion rights or options for SAP AG shares are issued, then the conversion price shall be reduced in proportion as the price of the preference shareholders' subscription rights averaged over all the days on which the subscription rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG preference share closing price in the Frankfurt Stock Exchange XETRA trading system (or its successor system) on the last trading day before the issue of the shares on exercise of the subscription right. Such a reduction will not be applied if the holders of the convertible bonds are afforded subscription rights that are equivalent to the subscription rights of the preference shareholders.

     (6)  Nonnegotiability

          The convertible bonds are not negotiable. Holders of the associated conversion rights may only exercise those rights while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of conversion rights for which the freeze period set forth in (4) has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in
          (4) concerning times when conversion rights cannot be exercised. If these conversion rights are not exercised within the grace period, they shall lapse at the end thereof. Conversion rights for which the freeze period set forth in (4) has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, mutually agreed termination, and hardship. This also applies for cases where SAP AG transfers its participation in Group Companies to third parties.

                                     - 4 -
     (7)  Other provisions

          The Executive Board is authorized to adopt additional terms of the conditions of the conversion program and detail conditions relating to the issue and structure of the convertible bonds, subject to approval by the Supervisory Board. The Supervisory Board shall adopt additional terms of the conditions of the conversion program as well as terms relating to the issue and structure of the convertible bonds where the beneficiaries are Executive Board members.


                                      (II)

a) Subject to the approval of the Supervisory Board, the Executive Board is authorized to issue not more than 6,250,000 stock options bearing subscription rights to SAP AG preference shares not later than December 31, 2004 for the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 6,250,000. Each stock option with SAP AG preference share subscription rights may carry the right to subscribe to one SAP AG preference share. The stock options may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers where such SAP Group Companies are affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of article 15 of the German Stock Corporation Act. The authorization to issue stock options to members of the SAP AG Executive Board is granted to the Supervisory Board only. The stock options may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under (b)(1) below, who alone are entitled to exercise the subscription rights.

     Shareholders shall not have preemptive rights.

b) The following conditions apply to the issue of stock options for the SAP AG 2000 Long Term Incentive Plan:

     (1)  Beneficiaries

          The stock options for the SAP AG 2000 Long Term Incentive Plan may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers. The SAP AG Executive Board will determine the individual beneficiaries and the number of stock options to be offered to each. Where the beneficiaries are members of the SAP AG Executive Board, the SAP AG Supervisory Board alone will determine the individual beneficiaries and the number of stock options to be offered to each and will issue the stock options.

          The quantities of stock options that may be issued are limited as follows:

          aa) To all members of the SAP AG Executive Board, in total not more than 281,250 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to members of the SAP AG Executive Board pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 281,250.

          bb) To all members of the SAP Group Company executive boards, in total not more than 1,062,500 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 1,062,500.

          cc) To all selected SAP AG managers and top performers, in total not more than 2,656,250 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to selected SAP AG managers and top performers pursuant to the authorization set forth under
               (I) multiplied by 1.25, exceed 2,656,250.

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                                     - 5 -

          dd) To all selected SAP Group Company managers and top performers, in total not more than 2,250,000 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 2,250,000.

          The issue of stock options to members of the Executive Board will be disclosed each year in the Notes to the Financial Statements in the Annual Report, and the disclosures will include the quantities of stock options issued and the names of the beneficiary members of the Executive Board. The quantities of subscription rights exercised by members of the Executive Board during the fiscal year, together with the exercise prices paid, and the quantities of stock options held by members of the Executive Board at year-end, will similarly be disclosed.

     (2)  Subscription rights

          The holders of stock options are entitled to subscribe to non-voting bearer SAP AG preference shares. These shares carry the same rights under the Articles of Incorporation as other preference shares previously issued. Each stock option entitles its holder to purchase one SAP AG preference share in consideration of payment of the exercise price as envisioned in (5). The new preference shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the subscription right was exercised. The conditions of the conversion program may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company rather than new shares pursuant to the Contingent Capital. All decisions concerning the issue of the Company's own shares to beneficiaries who are members of the SAP AG Executive Board will be made by the Supervisory Board alone.

     (3)  Times of issue

          The convertible bonds will be issued in not fewer than three annual tranches, and not more than 50% of the total quantity to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 in any year and the day of the SAP Annual General Meeting (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.

     (4)  Conversion times

          Beneficiaries may not exercise the subscription rights attaching to their stock options until a freeze period has elapsed. The freeze period for 33% of a beneficiary's subscription rights ends two years after issue of the stock options (i.e. the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% ends three years after issue of the stock options, and the freeze period for the balance ends four years after issue of the stock options. Subscription rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 in any year and the day of the SAP Annual General Meeting (inclusive).

     (5)  Threshold for exercise of rights

          Subscription rights attaching to stock options can be exercised only if the performance of the SAP AG preference share value over the period commencing upon issue of the stock option concerned ("initial value") and the last trading day on the Frankfurt Stock Exchange before exercise of the subscription rights attaching to the stock options ("final value") exceeds the performance of the reference index over the same period.
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                                     - 6 -

          The reference index is the GSTI(TM) Software index of the Goldman, Sachs & Co. investment bank. If Goldman, Sachs & Co. discontinues the GSTI Software index, another index will be used instead that substantially plots the performance of software manufacturers and whose development showed a strong correlation with that of the GSTI Software index during the GSTI Software index's last year. If no such other index is available, then the GSTI Software index will be updated. Any decision concerning the use of another index or rules for updating the GSTI index will be made by the SAP AG Supervisory Board. The initial value for determining the performance of the SAP AG preference share is the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to issue of the stock option (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG preference share is the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to exercise of the subscription right attached to the stock option. The final value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from U.S. dollars to euros using the spot mid cash-paper range rate on the Frankfurt interbank market.

          Performance is the increase measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP preference share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the reference index.

     (6)  Exercise price

          The exercise price for one SAP AG preference share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG preference share determined in accordance with (5) exceeds the performance of the reference index determined in accordance with (5), as follows:

          The exercise price is the final value determined in accordance with
          (5) less the product of the initial value determined in accordance with (5) and the outperformance. Example:

          Initial value =  euro 400
          Final value =    euro 600
          Performance of the SAP preference share = 50%
          Performance of the reference index = 20%

          Exercise price = euro 600 minus (30% of euro 400) = euro 480

          The conditions of the option program may provide that if, during the term of the stock options, the capital stock of SAP AG is increased by the issue of new shares or sale of shares owned by the Company, and holders of preference shares are granted preemptive rights, or convertible bonds are issued carrying conversion rights or options for SAP AG shares, then the exercise price is reduced in proportion as the price of the preference shareholders' preemptive rights averaged over all the days on which the preemptive rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG preference share closing price in the Frankfurt Stock Exchange XETRA trading system (or its successor system) on the last trading day before the issue of the shares on exercise of the preemptive right. Such a reduction will not be applied if the holders of the stock options are afforded subscription rights that are equivalent to the preemptive rights enjoyed by the preference shareholders.

          These provisions notwithstanding, the minimum exercise price is the smallest issue sum envisioned in the German Stock Corporation Act, article 9 (1).

--------------------------------
(TM) GSTI is a trademark of Goldman, Sachs & Co.
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     (7)  Nonnegotiability

          The stock options are not negotiable. Holders of the associated subscription rights may only exercise those rights while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of subscription rights for which the freeze period laid down in (4) has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in
          (4) concerning times when conversion rights cannot be exercised. If these subscription rights are not exercised within the grace period they lapse at the end of it. Subscription rights for which the freeze period set forth in (4) has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, resignation on friendly terms, and hardship. This also applies for cases where SAP AG transfers its participation in Group Companies to third parties.

     (8)  Other provisions

          The Executive Board is authorized to adopt additional terms of the conditions of the option program and details relating to the issue and structure of the stock options, subject to approval by the Supervisory Board. The Supervisory Board shall adopt additional terms of the option program and terms relating to the issue and structure of the stock options where the beneficiaries are members of the Executive Board.


                                      (III)

The Company's capital stock will be subject to a contingent increase of euro 15,977,871.29 by the issue of up to 6,250,000 bearer preference shares that carry the same rights under the Articles of Incorporation as previously issued preference shares (Contingent Capital III). Contingent Capital III secures the conversion rights attaching to convertible bonds and the subscription rights attaching to stock options issued before December 31, 2004 pursuant to the authorization granted by the SAP AG General Meeting of January 18, 2000 in connection with the SAP AG 2000 Long Term Incentive Plan in accordance with the provisions of (I) and (II) herein. The contingent capital increase will be effected only to the extent that convertible bonds and stock options are issued and the holders thereof exercise their conversion or subscription rights, as the case may be, to exchange them for shares and the Company does not satisfy the conversion and subscription rights from shares owned by the Company. Shares will be issued from Contingent Capital III to satisfy conversion rights attaching to convertible bonds at the conversion price determined in accordance with
(I)(b)(5) and to satisfy subscription rights attaching to stock options at the exercise price determined in accordance with (II)(b)(5). The new shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion or subscription right was exercised.

Article 4 of the Articles of Incorporation is amended by the addition of the following section 7:

          "(7) The Company's capital stock is subject to a contingent increase of euro 15,977,871.29 by the issue of up to 6,250,000 nonvoting bearer preference shares that rank equally with the previously issued preference shares (Contingent Capital III). The contingent capital increase will be effected only to the extent that holders of convertible bonds and stock options, issued before December 31, 2004 pursuant to the authorization granted by the General Meeting of January 18, 2000 in connection with the SAP AG 2000 Long Term Incentive Plan, exercise their conversion and subscription rights and the Company does not satisfy the conversion and subscription rights, as the case may be, from shares owned by the Company. The new shares issued in connection with the exercise of these rights are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion or subscription right was exercised."
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                                     - 8 -


2. APPROVAL OF THE RESOLUTION OF THE EXTRAORDINARY GENERAL MEETING, JANUARY 18, 2000, AUTHORIZING THE COMPANY TO REPURCHASE ITS OWN SHARES

     The Executive and Supervisory Boards propose that the following resolution be adopted:

     The preference shareholders in a special meeting hereby approve, pursuant to special resolution, the following resolution of the Company's General Meeting of January 18, 2000:

     The Company is hereby authorized to purchase on the stock market up to 6,250,000 no-par SAP AG preference shares currently representing up to euro 15,977,871.29 as a proportion of the capital stock. The purchase price (without incidental purchase costs) paid by the Company for each SAP AG preference share shall not be more than 10% below or 10% above the average price of the preference share on the Stock Market over the five trading days before purchase, being the arithmetic mean of the SAP AG preference share closing prices in the Frankfurt Stock Exchange XETRA trading system (or its successor system) for those days.

     This authorization may be exercised in whole or in parts. This authorization expires on June 30, 2001.

     The Executive Board is authorized to dispose of any or all of the Company's own SAP AG shares purchased under the authorization herein on the stock market or to satisfy conversion and subscription rights attaching to convertible bonds and stock options, respectively, in connection with the SAP AG 2000 Long Term Incentive Plan pursuant to the authorization granted by the General Meeting of January 18, 2000, and to transfer such shares to the holders of those rights. To this extent, shareholders' preemptive rights to the Company's own shares are excluded. All decisions concerning the transfer of the Company's own shares to beneficiaries who are members of the SAP AG Executive Board will be made by the Supervisory Board alone.

     The Executive Board is further authorized to dispose of, without prejudice to the shareholders' preemptive rights, the Company's own shares purchased under the authorization herein in whole or in part by way of a rights offering.

     Finally, the Executive Board is authorized to redeem the Company's own shares purchased under the authorization herein in whole or in part. No further General Meeting resolution is required to implement such redemption.

The Executive Board is required to issue reports, pursuant to article 221 (4) in connection with article 186 (4)(2) and article 71 (1)(8) in connection with article 186 (4)(2) of the German Stock Corporation Act, to the Extraordinary General Meeting of January 18, 2000 concerning the resolutions in agenda Items 1 and 2. The reports were published in their entirety together with the invitation to the Extraordinary General Meeting of January 18, 2000 in German Federal Gazette no. 233 of December 9, 1999. The reports will be available at the General Meeting and the special meeting of preference shareholders. They will also be available at the offices of the Company from the day the General Meeting is announced. The reports will be sent to any shareholder on request.

                                      * * *

Only holders of preference shares who deposit their shares no later than Tuesday January 11, 2000 during customary business hours at the Company or at a branch in the Federal Republic of Germany of the financial institutions listed below, until the end of the Extraordinary General Meeting, are entitled to participate in the special meeting for preference shareholders and to exercise voting rights in accordance with article 18 of the Articles of Incorporation:

    DG BANK Deutsche Genossenschaftsbank
    Deutsche Bank Aktiengesellschaft
    Dresdner Bank Aktiengesellschaft
    Bayerische Hypo- und Vereinsbank Aktiengesellschaft
    BHF-BANK Aktiengesellschaft
    Commerzbank Aktiengesellschaft
    SGZ-Bank Sudwestdeutsche Genossenschafts-Zentralbank AG

In addition, the deposit shall be deemed to have been properly made if, with the consent and on behalf of a depository institution, the shares are deposited with another financial institution and blocked until the end of the special meeting.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we request that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company no later than one day after the last possible day for deposits.

The admission tickets issued on the basis of the deposit serve the holders of preference shares as identification for the exercise of their voting rights.
Article 19 (1)(2) of the Articles of Incorporation accords each preference share one vote at the special meeting for preference shareholders. Ordinary shareholders are not entitled to participate or vote in the special meeting of preference shareholders.

Preference shareholders may appoint a proxy for the special meeting, for example, their deposit bank, a shareholders' association, or a private individual.


Walldorf, December 1999

SAP Aktiengesellschaft
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The Executive Board